Fellows Energy Ltd.
370 Interlocken Blvd, Suite 400
Broomfield, CO 80021
303-926-4415

November 12, 2008

VIA EDGAR SUBMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Attn:  H. Roger Schwall, Assistant Director
          Division of Corporation Finance

          Carmen Moncada-Terry, Esq.
          Karl Hiller
          Donald Delaney

Re: Fellows Energy Ltd.
Form 20-ICSB for the Fiscal Year Ended December 31, 2007
Filed April 14, 2008
Form 10-QSB for the Fiscal Quarter Ended March 31, 2008
Filed May 13, 2008
Response Letter Dated April 14, 2008
File No. 000-33321

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated November 29, 2007 (the “Comment Letter”) relating to the Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006 (the “Annual Report”) of Fellows Energy Ltd. (the “Company”) and the Quarterly Report on Form 10-QSB for the quarter ended September 30, 2007. The answers set forth herein refer to each of the Staffs' comments by number.  We are also responding to the items discussed in the recent phone conversation with staff covering our most recent response letter.  We have made changes to that response letter and to the attached disclosures reflecting the matters discussed in that phone call, in particular covering matters in comments 1, 2, 7, 9, 10, and 12, along with accompanying disclosures where applicable.  We have also revised Note 9 to the financials and inserted a new note.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Description of Business, page 3

Reports to Security Holders, page 7

1.           Please revise your disclosure to reflect the current SEC address as 100 F St. NE, Washington, DC, 20549.

      Response:

We have revised our disclosure to reflect the current SEC address as 100 F St. NE, Washington, DC, 20549 in our 10-KSB/A for the period ended December 31, 2007.

Results of Operations, page 22

2.           You state that your operating expenses for 2007 were approximately $4,173,000, as compared to 2,127,000 for 2006. Revise your disclosure as necessary to explain how these correlate with the various amounts presented in your Statements of Operations.

Response:

We have revised our disclosure to correlate the amounts to be consistent with the amounts presented on our Statements of Operations in the amended 10-KSB for the year ended December 31, 2007, including as required to address the matters discussed in the recent phone call with staff, including proper amounts, and categorization of non-operating expenses.

Report of Independent Auditors, page 24

3.           We note that your current auditor has expressed an opinion on your 2007 financial statements, but not the prior year. And although you include consent from your prior auditor at Exhibit 23.1, indicating its audit report had been included, it does not appear in the filing. You will need to arrange for audit coverage of the prior year by either seeking from your prior auditor a re-issuance of its report (which would need to be included in the filing), or engaging your current auditor to re-audit that period.

Response:

We have included the opinion expressed by our prior auditor as consented to in our Exhibit 23.1 in the amended Form 10-KSB to present audit coverage for the prior year ended December 31, 2006, with the current auditor's opinion inserted first, followed by the former auditor's opinion.

Statements of Operations, page 26

4.           We understand from your response to prior comment 1 that you eliminated title caption description "operating loss," and re-labeled it as "gross margin," a measure that should correspond to sales less costs and expenses associated directly with or allocated to products sold or services rendered. The line item that you now identify as gross margin reflects various items that do not appear to be appropriately characterized as cost of sales, such as exploration costs, general and administrative expenses, and impairment charges associated with unproved properties. If you wish to present gross margin, you should revise your financial statements to correct the computation. Otherwise, you need to rearrange the tabulation as previously advised, we reissue prior comment 1.

Response:

We have removed the line item description in the amended Form 10-KSB for the year ended December 31, 2007.

5.           We understand that your gain on sale of projects of $1,610,299 is primarily associated with your sale of the Carbon County project, tile operations of which you classified as a discontinued operation. You will need to similarly position the gain, along with the discontinued operations, to comply with paragraph 43 of SFAS 144.
Response:

We have reclassified the gain on sale of this property to discontinued operations in order to comply with paragraph 43 of SFAS 144 in the amended Form 10-KSB for the year ended December 31, 2007.

Statements of Cash Flows, page 28

6.           We note that you classified impairment charges related to your unproved oil and gas property relinquishments in 2006 and 2007 as investing cash in-flows. You will need to reposition these amounts as reconciling items in the operating section to comply with paragraph 28 of SFAS 95.

Response:

We have reclassified charges related to our unproved oil and gas property relinquishments in 2006 and 2007 to be reconciling items in the operating section of the Statements of Cash Flows to comply with paragraph 28 of SFAS 95 in our amended 10-KSB for the year ended December 31, 2007.

7.           We note that you report as an investing cash inflow $3,000,000 that you have characterized as proceeds from sale of unproved oil and gas property. Your disclosures on pages 12 and 36 indicate that you sold the Carbon County project for this amount during 2007; and also that this was your only proved oil and gas property.

However, these disclosures also state that $2,763,000 of the consideration was in the form of liabilities assumed by the counterparty and that you had not collected $202,220 of the remaining balance as of the end of the year. We understand from these disclosures, along with the information disclosed in the Form 8-IC that you filed on August 13, 2007 that you only received cash on this sale of $34,780 during 2007.

Unless the amount referenced in the first paragraph of this comment is not associated with your sale of the Carbon County project, you will need to correct your presentation to include only cash proceeds that you received during the year to comply with paragraph 32 of SFAS 95; also to correct the labeling to identify actual cash proceeds as pertaining to your sale of the proved property.

Further, you will need to eliminate all amounts associated with the decrease in liabilities that occurred when you derecognized the liabilities assumed by the counterparty, as these are not appropriately shown as actual cash flows.

Response:

We have revised our presentation of the items presented on our Statement of Cash Flows to include only cash proceeds that we received during the year to comply with paragraph 32 of SFAS 95, as well as to correct the labeling to identify actual cash proceeds as pertaining to the sale of the proved property.   Further, we have eliminated all amounts associated with the decrease in liabilities that occurred when we derecognized the liabilities assumed by the counterparty, as reflected in our amended 10-KSB for the year ended December 31, 2007.  We have also corrected the amounts and categorized the tables of "proved" verses "unproved" in accordance with the phone call with the staff.

Note 1 -Nature of Operations and Summary of Significant Accounting Policies, page 29

Impairment of Unproved (Non-Producing) Properties, page 30

8.           We have read your response to prior comment 2, stating that you believe you were not required to conduct impairment testing under SFAS 144 because you do not have a history of losses associated with the use of your long-lived assets.

The language that you reference pertains to having a forecast that demonstrates continuing losses associated with the use of an asset, and should be regarded as criteria apart from reporting a current-period operating or cash flow loss combined with a history of operating or cash flow losses, criteria that pertains to the consolidated entity. The guidance in paragraph B31 of SFAS 144 clarifies that you must apply the Standard to assets without regard to their operating status.

However, under the successful efforts methodology you must follow the guidance in paragraph 28 of SFAS 19 for unproved properties, which requires that you conduct periodic assessments for impairment. We note that you recorded impairment charges amounting to $6,126,262 during 2007, notwithstanding the view expressed in your response that you believe your properties maintained or increased their value.

We will not object to the accounting you have applied, provided you are able to show how these impairment charges are properly associated with 2007, in terms of new information, dates of relinquishment, or decisions about the property interests. Expand your disclosures under this heading and oil pages 13 and 14 to clarify; include details of all impairment charges (relinquishment of property) recorded in 2007 and 2006.

       Response:

We have expanded our disclosure with regards to the relinquishment of property in our amended 10-KSB for the period ended December 31, 2007.

 Sale of Producing and Non-Producing Property, page 30

9.           We read your response to prior comment five, and the disclosure you propose pertaining to your sale of the Carbon County Project. The information you submitted is not sufficiently informative. You indicate that the underlying assets of the project amounted to only $180,194, while your disclosure indicates that you acquired it on March 13, 2006, for approximately $1.5 million. And since you sold the project for $3,000,000 aid recorded a gain on the sale of $1,610,299, it appears the carrying value would have been about $1,389,701. You will need to disclose accurate details about the transaction, including the carrying amounts of the assets and liabilities included in the disposal group, and computation of gain to comply with paragraph 47 of SFAS 144.  We have separated out a part of former Note 8 and made it the new Note 9, in order to come within the scope of the audit opinion, and shifted the numbering of the subsequent notes.  We have corrected discrepancies on the summation of the amounts of gain on page 27 of the 10-KSB and corresponding portions of the notes, and have explained the gain analysis in accordance with the staff phone call.

Response:

We have added the allocation given to the $1,390,000 to the disclosure presentation in the amended Form 10-KSB for the year ended December 31, 2007.

Note 4 -Notes Payable, page 33

10.           We understand that you have two unsecured demand notes to a related party, totaling $2,753,573 which you classify as long-term liabilities on your balance sheet. Please disclose your basis for having concluded that such obligations should be classified as long-term, considering the demand feature attached to such loans, to comply with paragraph 7 of ARB43, Chapter 3.A. If you have not satisfied the criteria for long-term classification, revise your presentation accordingly.

Response:

In accordance with paragraph 7 of ARB 43, we have established an agreement to remove the language related to the “demand” feature of this note payable.  As such, this liability remains a long term liability.

Note 5 -Convertible Debentures, page 33

11.           We note you have agreed to file a registration statement to cover the future sale by investors of the shares issuable upon conversion of the Old and New Debentures. Additionally, you state that if such registration statement is not filed by the filing deadline or not declared effective by the effective deadline, you would be required to pay liquidated damages. Please ensure that your accounting fully complies with the guidance in FSP EITF 00-19-2, SFAS 5 and FPJ 14. Additionally, please expand your disclosure to include the information required by paragraph 12 of FSP EITF 00-19-2.

Response:

The disclosure to which you are referencing is on page 36 under the “February, 2007 Financing” heading within Note 5.  This disclosure states “The Company has agreed to file a registration statement with the Securities and Exchange Commission to cover the future sale by the investors of the shares issuable upon conversion of the Old and New Debentures. If the registration statement is not filed by the filing deadline or if the registration statement is not declared effective by the effective deadline, we would be required to pay liquidated damages to the investors.”

All of the securities issued in connection with what was previously referred to as “Old” and “New” Debentures were previously the subject of registration statements, and the disclosure in question should have related only to the $714,500 debentures dated February 15, 2007.  The reference to “Old and “New” Debentures appears to have been an inadvertent mis-referencing to the February 15, 2007 Debentures.  These Debentures were paid in full in cash on August 6, 2007, and in connection with the acceptance of such payment and the cancellation of these February 15, 2007 Debentures, the holder waived any claims in respect of any registration statement filing deadline.  Therefore, as of the date of the filing of the 10KSB for the year ended December 31, 2007, no outstanding issue remained with respect to any potential liquidated damages.  We have amended our disclosure accordingly.

12.           We read your response to prior comment 7, and your tabulation of the consideration you paid in connection with your debt restructuring. We understand that although you concluded this restructuring to be a debt extinguishment, you have decided not to comply with SFAS 140, EITF 96-19 and EITF 06-6. Unless you are able to demonstrate that all differences between your accounting and that required under GAAP are not material to your financial statements, you will need to comply with this literature. Otherwise, submit your analysis showing why you believe the debt extinguishment loss to be immaterial, giving consideration to the guidance provided in SAB Topic 1: M.

Response:

We submit below our analysis showing why we believe the debt extinguishment loss is immaterial.  In performing our analysis, we gave consideration to the guidance provided in SAB Topic 1:M, and reviewed again the provisions of EITF 96-19 and EITF 06-06. We have further reviewed our accounting and financial statement presentation and disclosures pertaining to the debt.  In our analysis, we first compared the fair value of the debt immediately prior to reaching an agreement February 15, 2007, with the fair value immediately following the agreement, using net present value of future payments.  Prior to the agreement, the debt was to be paid off as follows:

Description	“June”	“September”
	Debenture	Debenture	Balance
Balance prior to February 15, 2007	$1,151,263	$1,380,279	$2,531,542
March 1, 2007 Payment	(229,217)	(129,500)	2,172,825
April 1, 2007 Payment	(229,217)	(129,500)	1,814,108
May 1, 2007 Payment	(229,217)	(129,500)	1,455,391
June 1, 2007 Payment	(229,217)	(129,500)	1,096,674
July 1, 2007 Payment	(229,217)	(129,500)	737,957
August 1, 2007 Payment	(5,178)	(129,500)	603,279
September 1, 2007 Payment		(129,500)	473,779
October 1, 2007 Payment		(129,500)	344,279
November 1, 2007 Payment		(129,500)	214,779
December 1, 2007 Payment		(129,500)	85,279
December 20, 2007 Payment		(85,279)	—
	$—	$—	$—

After the agreement, the debt was to be paid off as follows:

Description	“June 2005”	“September 2005”
	Debenture	Debenture	Balance
Balance subsequent to the agreement 2/15/2007	$1,151,263	$1,380,279	$2,531,542
Balance due upon maturity 9/16/2007	(1,151,263)		1,380,279
Balance due upon maturity 12/20/2007		(1,380,279)	—
	$—	$—	$—

As both debt repayment plans required that the debt be repaid within 12 months, it is our understanding that a standard Net Present Value calculation at time of the agreement using a discounted cash flows model  provides an identical  result for the value of the cash flows both before and after the agreement, since the change did not decrease or increase the total dollar amount to be paid, and all payments remaining under the debt both before and after the agreement were to be paid within 10 months of the agreement. Using a non-standard Net Present Value calculation based on partial years or months, the difference in net present values of the cash flows is less than 4% percent, a non-material amount.  Therefore, the first aspect of the restructuring  resulted in either no change to the dollar amount of the debt obligation, or a non-material difference; it simply eliminated the monthly payments, and provided for a lump-sum payment at maturity (less than one year).

The second aspect of the restructuring to be considered is the cost incurred as a result of the restructuring.  Those costs are:

Description	Cash	Stock	Shares Issued
Payment of forbearance fees (expense) to Palisades Master Fund		$(750,000)	5,454,546
Payment of commitment fees (expense) to Palisades Master Fund		(130,484)	1,449,825
Payment of commissions (expense) to Palisades Master Fund		(581,226)	6,458,063
Payment of commissions (expense) to HPC Capital	$(100,000)
Payment of legal fees (expense) to Sichenzia Ross Friedman Ferrence	(150,000)
Repayment of loan for commitment fee to the President & CEO	(151,315)
Warrants exercised – cashless			2,970,758
	$(401,315)	$(1,461,710)	16,333,192

Total cash payments made were $401,315 and the value of stock payments made totaled $1,461,710, resulting in a total consideration given and “Loss on Extinguishment of Debt” of $1,863,025.

Our actual accounting and reporting treatment was as follows:

Description	P&L
Impact
Loss on Extinguishment of Debt	$(1,202,618)
Interest Expense	(750,000)
$(1,952,618)

Total “Loss on Extinguishment of Debt” reported was $1,202,618, and a forbearance fee of $750,000 was booked as interest expense which was paid to one of our debenture holders.

We have reviewed both EITF 96-19 and 06-06, and have analyzed how the various components of cost would have been treated under both the “extinguishment” and the “modification” approach.  There are six numbers at issue here in determining any difference between using an “extinguishment” accounting and a “modification” accounting, either under EITF 96-19, 06-06, or otherwise.  Those numbers are the three cash amounts in the table on the preceding page that add up to $401,315, and the three share issuance amounts listed in the same table that add up to $1,461,710.  We have run each of those numbers both under an amortization over the life of the loan, as well as items of expense.  Since the life of the loan for amortization purposes as of the time of the debt restructuring was only 10 months, there is no material difference between amortizing any of these costs versus expensing any of them in the resulting impacts on our financial statements.  We believe the treatment under GAAP of the agreement would be to book $1,863,025 of Loss on Extinguishment of Debt on 2/15/2007.   After 2/16/2007, however, we negotiated a forgiveness of a portion of the debt with one of the debenture holders during Q3, and booked the amount corresponding to such forgiveness as a Gain on Extinguishment of Debt of $244,460. Under GAAP, this would have given us a net loss during 2007 of $1,618,565 (representing $1,863,025 less $244,460).  We actually booked a net loss of $958,158 for the year, which was the net between the $1,202,618 “loss on extinguishment” amount from the immediately preceding table, less the forgiveness of $244,460.  We actually also booked as interest expense the $750,000 (the “forbearance fee”) during the same period.  Adding the $958,158 to the $750,000 resulted in a total P&L impact that we actually booked of $1,708,158 vs. $1,618,565 under GAAP.  The net effect of the manner in which we booked the transaction resulted in  a difference in the statement of Net Loss of $89,593, a difference of around 5.5%, which we consider immaterial for purposes of restatement..

Upon consideration of the discussion regarding materiality at SAB Topic 1:M, the adjustment has been determined by management as not necessary as the result would not have an impact on a reasonable person’s judgment with regard to the valuation of our securities.   Further, the P&L reclassification of the $750,000 from “interest expense” to “Loss on Extinguishment of Debt” was not considered as we believe a reclassification and restatement would cause an undue hardship and burden on the Company, and not provide a reasonable person with any additional information that might impact judgment regarding our securities.

Form 10-QSB for the Quarter Ended March 31, 2008

General

13.           You will need to amend your interim filing to make accounting and disclosure revisions that are consistent with those required in your annual report, as described in the other comments in this letter. When you file the amendment to your interim report, we ask that you also comply with the requirements in Release 34-56994, Smaller Reporting Company Regulatory Relief and Simplification, having an effective date of February 4, 2008.

Under the new rules, interim reports filed subsequent to your Form 10-K.SB for the fiscal year ended December 31,2007 are required to be filed on Form 10-Q, rather than Form 10-QSB; your next annual report must be filed on Form 10-K. Please refer to Article 8 of Regulation S-X for your financial statement requirements.

If you require further clarification, you may refer to the Release and related materials on our website at the following address:

http://www.sec.gov/info/smallbus/scoreq.shtml

Response:

We have amended our quarterly filing to make certain disclosure revisions to comply with the requirements in Release 34-56994 on form 10-Q for the quarter ended March 31, 2008.

 In Conclusion

The Company herewith acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment.  Thank you in advance for your prompt review and assistance.

Very truly yours,

By: /s/ GEORGE S. YOUNG
Name: George S. Young
Title: Chief Executive Officer